EXHIBIT (A)(72)


















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Duke Energy International L.L.C. ("Duke International") and Duke Energy
Inversiones Uno Limitada ("Duke Chile") inform the shareholders of Empresa Nacional de Electricidad S.A. ("Endesa") of the following:

Considering that Circular Letter N(degree) 2,327, of April 16, 1999 of the Superintendency of Securities and Insurance, extended the date of the auction or auctions for the purchase of Endesa shares, to Thursday April 29, 1999, item number 13, (ii) of the Offer to Purchase Endesa Shares in an Auction, which was published on El Mercurio of Santiago on February 25 1999, is amended as follows:

    1. The sales orders given before 6 p.m. on Tuesday April 20, 1999, shall be irrevocable as of such date and hour.

    2. The sales orders given after 6 p.m. on Tuesday April 20, 1999, shall be irrevocable as from the moment they are granted.

Duke Energy International L.L.C.

Duke Energy Inversiones Uno Limitada








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